Offering Statement for Rejuve Biotech Inc.

("Rejuve.Bio," "we," "our," or the "Company")

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   Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Rejuve Biotech Inc.

   982A N. Batavia Street
   Suite 10B
   Orange, CA 92867

Eligibility

2. **The following are true for Rejuve Biotech Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Kennedy Schaal

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2022	Present	Rejuve.AI	Senior Biologist
06/01/2007	Present	Genescient Corporation	Chief Biologist and Lab Director
11/01/2015	Present	Yoga Alliance	Registered Yoga Teacher
12/01/2022	Present	Rejuve.Bio	CEO & Director

Kennedy Schaal, CEO of Rejuve.Bio, is the visionary force behind Rejuve.Bio and a true pioneer in the field of longevity science. With a strong leadership track record in applied genomic research and AI, Kennedy has earned the moniker "Fly Queen" for her groundbreaking work with Drosophila melanogaster Methuselah Flies. Her expertise in genomic selection and breeding, combined with cutting-edge AI, has positioned her as an expert in the quest for extended health and lifespan. Kennedy's contributions to the science of longevity are not only theoretical but also practical. She is a multi-published author, sharing her insights and findings on applied genomics trials and the science of aging. As an experienced Laboratory Director and Chief Biologist, Kennedy has honed her skills in experiment design, execution, and the study of aging-related diseases. Beyond her scientific expertise, Kennedy possesses exceptional communication skills, making her a captivating public speaker and presenter. She is passionate about sharing her knowledge and driving conversations around the transformative potential of longevity research. Kennedy's mission is to harness the power of genomics, AI, and her deep understanding of evolutionary biology to solve the pressing challenges in longevity research. With her leadership and expertise, she is spearheading efforts that she believes have the potential to revolutionize human health and dramatically impact the lives of people worldwide. LinkedIn: https://www.linkedin.com/in/kennedymschaal/

Name
Michael Duncan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2020	Present	SingularityNET	Computational Biologist
09/01/2021	Present	Rejuve.AI	Advisor
05/01/2023	Present	Rejuve.Bio	Chief Science Officer & Director

Michael Duncan, Chief Science Officer of Rejuve.Bio, is an experienced researcher at the intersection of AI and bioinformatics. Currently Chief Science Officer for Rejuve.bio and Director of Clinical Research for Rejuve.ai, Mr. Duncan has a BA in applied mathematics from UC Berkeley, an MPH in epidemiology from SUNY Downstate, and is a licensed physician assistant in New York, where he completed a fellowship in orthopedic surgery at Lincoln Hospital in the Bronx. For eight years, Mr. Duncan ran a consulting service that developed and implemented public health interventions and low-threshold clinical services for people using drugs and other underserved populations, with customers that included leading social service NGOs and the New York City Department of Health. Before joining the Rejuve projects in the SingularityNET ecosystem, he was Chief Computational Biologist for Hong Kong-based start-up, Mozi.ai. LinkedIn: https://www.linkedin.com/in/michael-duncan-62a32419/

Name
Benjamin Goertzel

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2017	Present	SingularityNET	CEO and Chief Scientist
01/01/2018	Present	Rejuve Network	Co-Founder and Chief AI Advisor
01/01/2021	Present	HyperCycle	Co-Founder and AI Lead
01/01/2021	Present	NuNet Protocol	Co-Founder and Chief AI Advisor
01/01/2021	Present	SingularityDAO	Co-Founder and Chief AI Advisor
01/01/2021	Present	TrueAGI	CEO and Lead Founder
01/01/2019	12/31/2020	Hanson Robotics	Chief Science Advisor
01/01/2008	Present	OpenCog Foundation	Chairman
01/01/2010	Present	Artificial General Intelligence Society	Chairman
01/01/2016	Present	Mozi Health	Chief Scientist
01/01/2011	Present	Humanity+	Vice Chairman
01/01/2009	Present	Xiamen University	Adjunct Research Professor
12/01/2022	Present	Rejuve.Bio	Chief AI Scientist

Dr. Ben Goertzel, the CEO and Founder of SingularityNET, brings his wealth of expertise to Rejuve.Bio as its Chief AI Scientist, with a specialized focus on health and longevity. Known for his groundbreaking work in creating a decentralized, democratic, and beneficial ecosystem for artificial general intelligence, Dr. Goertzel is a leading figure in cross-disciplinary scientific research. His contributions extend to various domains, including machine learning, cognitive science, natural language processing, and more. Dr. Goertzel's academic accomplishments are significant; he has published over 25 scientific books, 150 technical papers, and countless journalistic articles. A sought-after speaker, he has graced many global platforms to share his insights on AI and its transformative potential. In his role at Rejuve.Bio, Dr. Goertzel focuses on harnessing AI for breakthroughs in longevity and age-related diseases. He leads the scientific initiatives aimed at developing innovative therapeutics that can significantly extend human lifespan and improve the quality of life. He also chairs the futurist non-profit Humanity+ and serves as the Chief Scientist of AI for various organizations within the SingularityNET decentralized ecosystem, including Singularity Studio and SingularityDAO. His tenure as the Chief Scientist at Hanson Robotics was marked by the creation of Sophia, the social humanoid robot. At Awakening Health, he was the visionary behind Grace, a humanoid designed for patient care, underlining his deep involvement in health-tech innovations. Dr. Goertzel holds a Ph.D. in mathematics from Temple University. He has served as a faculty member in multiple academic settings, including the University of Waikato in New Zealand, the University of Western Australia, and the University of New Mexico. LinkedIn: https://www.linkedin.com/in/bengoertzel/

Name
Janet Adams

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2021	Present	SingularityNET	COO
12/01/2020	04/01/2021	Freelance	AI and Risk Expert
12/01/2022	Present	Rejuve.Bio	COO

As the COO of Rejuve.Bio, Janet Adams is laser-focused on leveraging AI and blockchain technologies to revolutionize the field of longevity and age-related diseases. With her extensive experience in multiple verticals such as robotics, biotech, and DeFi, she brings a multi-disciplinary approach to the Company. Janet is one of the co-founders of Rejuve.Bio and is instrumental in building AI-driven therapeutics designed to extend the human lifespan and improve quality of life. Her track record of innovative initiatives, like launching the humanoid robot-fronted band, the Jam Galaxy Band, highlights her ability to lead groundbreaking projects to success. She has co-founded other ventures, such as Cogito Protocol and Zarqa. Deeply committed to the ethical application of AI for the benefit of humanity, Janet is also an advocate for diversity, inclusion, and equality. Her broad interests, including the use of AI for speech-to-speech translation for low-resource languages, add an additional layer of depth to her vision for Rejuve.Bio. LinkedIn: https://www.linkedin.com/in/janet-adams-ai

Name
Lewis Farrell

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/01/2023	Present	Zarqa	Senior Marketing Consultant
11/01/2022	Present	SingularityNET	Senior Marketing Consultant
05/03/2022	10/31/2022	CryptoFi	CMO
05/01/2021	04/30/2022	TitanMining	CMO
10/06/2020	04/30/2021	CoinFlip	Head of Marketing
12/01/2022	Present	Rejuve.Bio	Chief Marketing Officer

Lewis Farrell is an accomplished Chief Marketing Officer with a Bachelor of Science in Computer Science and Pure Mathematics from Sydney University, Australia. Specializing in blockchain, SaaS, life sciences, and fintech, Mr. Farrell has a history of boosting revenue and building brand recognition in both Fortune 500 companies and startups. He recently led the launch and marketing strategy for multiple equity share raises and token offerings at SingularityNET. Known for his expertise in change management and digital strategy, Mr. Farrell has successfully built and led global teams to achieve measurable business returns. LinkedIn: https://www.linkedin.com/in/lewis-e-farrell-b271784/

Name
Hedra Yusef

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/2020	Present	SingularityNET	AI Software Engineer
09/01/2021	10/01/2021	Correlation One	DS4A Fellow
05/01/2023	Present	Rejuve.Bio	Chief Technology Officer

Hedra Yusuf is the Chief Technical Officer of Rejuve.Bio. Hedra is an experienced software engineer with a demonstrated working history in software industry. Hedra is skilled in natural language processing, Java, C++, Python, eeb development, big data, data analysis, and interactive visualization. Hedra is a strong engineering professional with a Master's in Computer Science from Addis Ababa University. LinkedIn: https://www.linkedin.com/in/hedra-yusuf/

Name
Axel Schumacher

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2022	Present	Parallel Space	Advisor
01/01/2021	Present	Late Night Science	Podcast Host
08/01/2022	Present	Empident GmbH	Advisor
08/01/2017	Present	Blockchain Research Institute	Faculty Member
07/01/2017	02/01/2023	HLTH.network	CEO
06/01/2023	Present	Rejuve.Bio	Chief Biotechnology Officer

Dr. Axel Schumacher, a preeminent geneticist and futurologist, serves as the Chief Biotechnology Officer for Rejuve.Bio, where he leads the Company's initiatives in human aging and longevity. With a career spanning over 35 years, Dr. Schumacher is a co-founder of HLTH Network, a company integrating digital health and data tokenization. He also hosts the Late Night Science Podcast and co-founded the advisory think tank, Parallel Space, further solidifying his role as a thought leader in the field. At Rejuve.Bio, Dr. Schumacher applies his comprehensive expertise in genetics, digital health, and precision medicine to accelerate the development of novel longevity therapies. He is particularly recognized for his pioneering work in epigenetics, having invented microarray technology that led to the discovery of "epigenetic clocks". His "epigenetic theory of aging" has provided the scientific community with groundbreaking insights into Alzheimer's disease. As an author, Dr. Schumacher wrote the "Blockchain & Healthcare Strategy Guide," a resource for decision-makers in the digital healthcare space. He is also an active member of the Blockchain Research Institute in Toronto, a nexus for blockchain research and innovation worldwide. Besides his role at Rejuve.Bio, he serves as a board advisor for two medtech startups and has co-founded three non-profit research organizations, including an international consortium aimed at pandemic preparedness. Throughout his career, he has developed diverse business models, integrating blockchain technology, artificial intelligence, and genomics into various sectors ranging from fitness and wellness, health supplements, and microfluidics, to cryptocurrencies, tokenomics, and more. With a Ph.D. in Human Genetics from the University of Cologne, Germany, Dr. Schumacher's overarching mission aligns with Rejuve.Bio's goals to leverage scientific advancements into pragmatic digital tools that can prevent complex disorders and fundamentally transform how we age. LinkedIn: https://www.linkedin.com/in/draxelschumacher/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Kennedy Schaal

Securities:	1,440,000
Class:	Common Stock

Class:	Common Stock
Voting Power:	30.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Rejuve Biotech Inc. ("Rejuve.Bio") is a pioneering biotech company at the forefront of using advanced artificial intelligence ("AI") and machine learning to develop innovative solutions for longevity treatments and aging-related diseases. Our unique approach involves leveraging data from long-lived animal models, such as Methuselah Flies and crowdsourced human data sets to accelerate the drug discovery process. By combining state-of-the-art AI technology with extensive biomedical knowledge, Rejuve.Bio aims to identify common genetic pathways and develop therapeutics that can extend the human health-span and mitigate the impact of aging. Imagine a world where growing older does not have to mean a decline in health and vitality. That is the vision driving Rejuve.Bio, a biotech company on a mission to revolutionize longevity treatments and combat aging-related diseases. As the global population continues to age, the impact of age-related conditions is becoming increasingly burdensome. Aging-related healthcare costs account for trillions of dollars worldwide. According to the World Health Organization, the number of people aged 60 and older is expected to double by 2050. This calls for urgent and innovative solutions to improve the health and well-being of our aging population. Rejuve.Bio sets out to provide a solution to address the challenges of aging and improve health-span. Our approach revolves around harnessing the power of advanced AI and machine learning to accelerate the discovery of innovative longevity treatments. By analyzing data from the long-lived Methuselah Flies, a specially bred animal model, and integrating it with human health and omics data, Rejuve.Bio aims to uncover genetic pathways and common mechanisms that contribute to longevity and aging-related diseases and then develop targeted therapeutics that extend health-span and mitigate age-related conditions. Through their state-of-the-art AI toolkit, Rejuve.Bio's team of experts plans to leverage neural-symbolic machine learning, reasoning, and transfer learning algorithms. This advanced technology allows us to analyze complex data and generate valuable insights into the biology of aging. With our pioneering research and commitment to advancing the field of longevity, Rejuve.Bio aims to reshape our understanding of aging, unlock new possibilities for extending human life, and empower individuals to enjoy healthier, more vibrant lives as they age. Rejuve.Bio is a spin-off of SingularityNET, an AI ecosystem and incubator. Dr. Ben Goertzel, Chief AI Scientist of Rejuve.Bio, is the CEO and Chief Scientist of SingularityNET. Janet Adams, COO of Rejuve.Bio, is also COO of SignularityNET. Michael Duncan, Chief Science Officer of Rejuve.Bio, is a Computational Biologist at SingularityNET. Lewis Farrell, Senior Marketing Consultant at Rejuve.Bio, is also a Senior Marketing Consultant at SingularityNET. Herda Yusef, Chief Technical Officer at Rejuve.Bio, is an AI Software Engineer at SingularityNET.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Rejuve Biotech Inc. speculative or risky:**
    1. Third parties might infringe upon our technology: We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.
    2. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.
    3. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    4. No governmental agency has reviewed the Company’s offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.
    5. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.
    6. Our management may not be able to control costs in an effective or timely manner: The Company’s management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.
    7. Our future growth depends on our ability to develop and retain customers: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
    8. Our ability to succeed depends on how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.
    9. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company’s operations and could have a material adverse impact on us: The outbreak of pandemics and epidemics could materially and adversely affect the Company’s business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company’s business activities originating from affected areas, including sales, materials, and supply

chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

10. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

11. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

12. The Company likely will not pay dividends for the foreseeable future: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the offering.

13. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

14. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

15. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

16. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

17. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

18. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

19. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

20. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of

Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

21. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

22. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

23. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

24. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

25. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

26. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX

AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Rejuve Biotech Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $4,999,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The Company plans to use the proceeds from this offering in accordance with the following approximate schedule: 47.5% on product development, 47.5% on go-to-market ("GTM") marketing expenses, and 5% on intermediary fees.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$245,000
Product Development	$4,755	$2,377,500
Go-To-Market Marketing Expenses	$4,755	$2,377,500
Total Use of Proceeds	**$10,000**	**$4,999,999**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Rejuve Biotech Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $8.33 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	6,000,000	4,800,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has no existing debt, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in its bylaws for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has Rejuve Biotech Inc. conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Rejuve.Bio is setting out to develop an innovative drug discovery platform and translational medicine service that combines an in-house model organism population with a unique analytical platform. The platform is designed to combine machine learning and AI methods with a continuously updated biomedical knowledge graph integrating human and model organism databases. The Company was formed as a Delaware corporation on December 1, 2022 and is pre-revenue. Rejuve.Bio is a spin-off of SingularityNET, an AI ecosystem and incubator. Dr. Ben Goertzel, Chief AI Scientist of Rejuve.Bio, is the CEO and Chief Scientist of SingularityNET. Janet Adams, COO of Rejuve.Bio, is also COO of SignularityNET. Michael Duncan, Chief Science Officer of Rejuve.Bio, is a Computational Biologist at SingularityNET. Lewis Farrell, Senior Marketing Consultant at Rejuve.Bio, is also a Senior Marketing Consultant at SingularityNET. Herda Yusef, Chief Technical Officer at Rejuve.Bio, is an AI Software Engineer at SingularityNET. The Company has a licensing agreement with SingularityNET, which includes the following: 1) SingularityNET acknowledges Rejuve Biotech's ongoing right to use and modify the pertinent open source technologies developed by SingularityNET required to advance the aims of the project. This includes SingularityNET's distributed atom space - a scalable and fast knowledge base. 2) Under its agreement with Genescient, SingularityNET has the right to exclusive use of the Genescient fly data to underpin technology development of Rejuve Biotech longevity solutions. SingularityNET grants Rejuve Biotech full and unrestricted access to this data for the duration of its agreement with Genescient. As of December 31, 2022, the Company had 1,500 shares of common stock authorized for issuance and zero (0) shares outstanding. During January 2024, the Company amended their articles of incorporation to authorize 6,000,000 shares of common stock. As of the initial filing of this offering, the Company had 4,800,000 shares of common stock issued and outstanding. During the year ended December 31, 2023, the Company did not record any revenues or expenses. During the period since inception through December 31, 2022, the Company did not record any revenues or expenses. Additionally, the Company did not record any assets or liabilities on the balance sheet. The Company plans to use the proceeds from this offering primarily on product development and its go-to-market strategy.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Rejuve Biotech Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Offering Page Video Transcript: Hello, I'm Ben Goertzel, and I want to talk to you for a few minutes about an incredibly exciting project called Rejuve Biotech, which I've co-founded with a number of my colleagues. Rejuve Biotech—it's an AI project. It's a really interesting AI company, but it's not just any AI company. It's an AI company focused on deploying the most advanced AI tools we have today to solve a problem of quite acute importance to all of us who find ourselves in human bodies, which is the problem of aging and death. Biotechnology, genomics, metabolomics, epigenomics—these disciplines have been advancing at an incredible pace. AI has concurrently been advancing at an even more incredible pace. Bringing these developments together, Bio is our AI technology, which really is the culmination of a number of different AI threads that my colleagues and I have been working on for decades. You know, I first began experimenting with the application of AI to longevity genome in 2001, shortly after the Human Genome Project first succeeded, and I was then experimenting with analyzing Human Genome data in a system called the Nov Cognition Engine. Well, Nov Cognition Engine was open-sourced in 2008. It became the original Opencog system, which I applied to genomic data regarding longevity in a host of different ways. We also have a couple of secret data sauces that we're feeding in. One of these comes from our partner project, Rejuve Network. Rejuve Network has the Rejuve app, which has a number of network members putting data into the app all the time about their own health and their own life. The data that they put into this app goes into the Rejuve Network Secure Data Commons. Now, Rejuve Network AI is crunching this all the time, discovering new things. But through Rejuve Biotech's partnership with Rejuve Network, we can take this data and we can feed it, appropriately secured, we can feed it into our Opencog Hyperon system, and that combines with all the other data in there. We don't understand everything about aging and death now, but we do understand a lot. And one of the things we understand is there's going to be no single silver bullet. Like, there's not one gene where if you tweak it, suddenly you're going to live to 150. There's not one pathway or one tissue that if you fix it, you're going to live to 200 or 500. I mean, there's a whole bunch of things going wrong with your body as you age. They're on different levels of the organism, they're in different biological pathways, they're in different organs and systems in the organism. We have all these amazing elements that we can put together to do things so much better than we were able to do in the past. So, it's really quite clear to me: if we put together the data from these long-lived flies, we put together the data from the members of Rejuve Network, we put that together with all the other data that we've glommed together into the Bio-ADM space from reading research papers and sucking in publicly available biomedical datasets, right? We put all this together into our cutting-edge AI systems. Well, we do supplements first, we do drugs after, we do gene therapies after that. We work on all three of these directions in parallel. And in this way, we can achieve longevity escape velocity relatively rapidly and you know, achieve our goal of radically prolonging human healthspan as soon as possible. I'm working side by side with the technology team, applying AI and machine learning to the data coming out of the fly lab and coming out of Rejuve Network. And I'm really, really psyched to be offering an equity crowdfund through Netcapital and inviting, you know, people all across the map to join in and become part owners of Rejuve Biotech. I mean, avoiding involuntary death is important to every single one of us on the planet. Not many people actually want to get old and die when you come down to it. Like, we come to accept that this is, uh, this is what historically has happened. But I mean, almost all human beings would rather live a much longer healthy life if it were possible. So, healthy longevity is for everyone, and participation in the company that's going to make healthy longevity happen should also be for everyone. And that's why we're doing this equity crowdfund. So please, you know, if you're in a position to afford to participate in the equity crowdfund, please do, right?

The following documents are being submitted as part of this offering:

Governance:
  Certificate of Incorporation: certificateofincorporation.pdf
  Corporate Bylaws: corporatebylaws.pdf
Opportunity:
  Offering Page JPG: offeringpage.jpg
Financials:
  Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: https://www.rejuve.bio/

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.